UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

CTI BioPharma Corp.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

87611R306
(CUSIP Number)

SPIKE LOY
BVF PARTNERS L.P.
1 Sansome Street, 30th Floor
San Francisco, California 94104
(415) 525-8890

ADAM W. FINERMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 7, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 87611R306

1	NAME OF REPORTING PERSON BIOTECHNOLOGY VALUE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 15,592,160
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 15,592,160
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,592,160
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 87611R306

1	NAME OF REPORTING PERSON BIOTECHNOLOGY VALUE FUND II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 8,850,836
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 8,850,836
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,850,836
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 87611R306

1	NAME OF REPORTING PERSON BIOTECHNOLOGY VALUE TRADING FUND OS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,090,744
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,090,744
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,090,744
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 87611R306

1	NAME OF REPORTING PERSON BVF PARTNERS OS LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,090,744
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,090,744
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,090,744
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 87611R306

1	NAME OF REPORTING PERSON BVF PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 44,796,940
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 44,796,940
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,796,940
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9%
14	TYPE OF REPORTING PERSON PN, IA

CUSIP NO. 87611R306

1	NAME OF REPORTING PERSON BVF INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 44,796,940
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 44,796,940
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,796,940
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 87611R306

1	NAME OF REPORTING PERSON MARK N. LAMPERT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 44,796,940
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 44,796,940
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,796,940
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 87611R306

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of BVF, BVF2, Trading Fund OS, and held in the Partners Management Accounts, were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted on Schedule A.

The aggregate purchase price of the 15,592,160 Shares beneficially owned by BVF is approximately $19,870,944, including brokerage commissions. The aggregate purchase price of the 8,850,836 Shares beneficially owned by BVF2 is approximately $11,278,452, including brokerage commissions. The aggregate purchase price of the 3,090,744 Shares beneficially owned by Trading Fund OS is approximately $3,816,274 including brokerage commissions. The aggregate purchase price of the 17,263,200 Shares beneficially owned by the Partners Management Accounts is approximately $20,253,253, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

(a)           The aggregate percentages of Shares reported owned by each person named herein is  based on 281,795,171 shares of Common Stock, which includes 231,795,171 shares of Common Stock outstanding as advised by the Issuer on December 4, 2015, along with the 27,272,727 shares owned by the Reporting Persons pursuant to the issuance of Series N-2 Preferred Stock and the subsequent conversion into Common Stock, and the assumption that 22,727,273 shares owned by certain other parties pursuant to the issuance of the Series N-2 Preferred Stock have been converted into Common Stock.

As of the close of business on January 8, 2016, (i) BVF beneficially owned 15,592,160 Shares, (ii) BVF2 beneficially owned 8,850,836 Shares, (iii) Trading Fund OS beneficially owned 3,090,744 Shares, and (iv) 17,263,200 Shares were held in the Partners Management Accounts, representing percentage ownership of approximately 5.5%, 3.1%, 1.1%, and 6.1%, respectively, of the Shares outstanding.

Partners OS as the general partner of Trading Fund OS, may be deemed to beneficially own the 3,090,744 Shares beneficially owned by Trading Fund OS.

Partners, as the general partner of BVF and BVF2, the sole member of Partners OS, and the investment manager of Trading Fund OS and the Partners Management Accounts, may be deemed to beneficially own the 44,796,940 Shares beneficially owned in the aggregate by BVF, BVF2, Trading Fund OS, and the Partners Management Accounts, representing percentage ownership of approximately 15.9% of the Shares outstanding.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 44,796,940 Shares beneficially owned by Partners, representing percentage ownership of approximately 15.9% of the Shares outstanding.

CUSIP NO. 87611R306

Mr. Lampert, as a director and officer of BVF Inc. may be deemed to beneficially own the 44,796,940 Shares beneficially owned by BVF Inc., representing percentage ownership of approximately 15.9% of the Shares outstanding.

(b)           Each of BVF, BVF2, and Trading Fund OS, shares with Partners voting and dispositive power over the Shares each such entity beneficially owns. Trading Fund OS, shares with Partners OS, voting and dispositive power over the Shares beneficially owned by Trading Fund OS. Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the 44,796,940 Shares they may be deemed to beneficially own with BVF, BVF2, Trading Fund OS and Partners OS.

(c)           Schedule A annexed hereto lists all transactions in securities of the Issuer since the filing of the Schedule 13D by the Reporting Persons.  All of such transactions were effected in the open market, except as otherwise noted.

CUSIP NO. 87611R306

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 11, 2016

BIOTECHNOLOGY VALUE FUND, L.P.			BVF INC.

By:	BVF Partners L.P., its general partner	By:	/s/ Mark N. Lampert
By:	BVF Inc., its general partner		Mark N. Lampert
President
By:	/s/ Mark N. Lampert
Mark N. Lampert
	President		/s/ Mark N. Lampert
MARK N. LAMPERT

BIOTECHNOLOGY VALUE FUND II, L.P.

By:	BVF Partners L.P., its general partner
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF PARTNERS L.P.

By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF PARTNERS OS LTD.

By:	BVF Partners L.P., its sole member
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BIOTECHNOLOGY VALUE TRADING FUND OS LP

By:	BVF Partners L.P., its investment manager
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

CUSIP NO. 87611R306

SCHEDULE A

Transactions in the Securities of the Issuer Since the Filing of the Schedule 13D

Class of Security	Securities Purchased / (Sold)	Price ($)	Date of Purchase / Sale

BIOTECHNOLOGY VALUE FUND, L.P.

Common Stock	508,287	1.2171	01/07/2016
Common Stock	186,314	1.2171	01/08/2016

BIOTECHNOLOGY VALUE FUND II, L.P.

Common Stock	87,747	1.2171	01/07/2016
Common Stock	90,049	1.2171	01/08/2016

BIOTECHNOLOGY VALUE TRADING FUND OS LP

Common Stock	29,655	1.2171	01/07/2016
Common Stock	32,571	1.2171	01/08/2016

BVF PARTNERS L.P. (THROUGH THE PARTNERS MANAGEMENT ACCOUNTS)

Common Stock	8,091	1.2171	01/07/2016
Common Stock	58,613	1.2171	01/08/2016